FOR:     Robertson-Ceco Corporation (NYSE:  RHH)
RELEASE: Immediate
CONTACT: Ronald D. Stevens
TEL:     (925) 543-7599


THE HEICO COMPANIES, LLC OBTAINS REQUISITE NUMBER OF SHARES OF ROBERTSON-CECO
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COMMON STOCK
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SAN RAMON, Calif. - (Business Wire) - June 16, 2000 - Robertson-Ceco Corporation
(NYSE:RHH; "Robertson-Ceco") today announced that The Heico Companies, LLC ("Heico") had successfully completed its $11.50 per share cash tender offer for all outstanding shares of common stock of Robertson-Ceco. The tender offer expired on June 16, 2000, at 5:00 p.m., Eastern Time. Based on information provided by American Stock Transfer and Trust Company ("American Stock Transfer"), as of such time, 4,207,502 shares of Robertson-Ceco common stock had been tendered, including approximately 42,900 shares tendered by notice of guaranteed delivery. Prior to commencement of the tender offer, Heico and affiliates beneficially owned 11,182,863 shares of Robertson-Ceco common stock. After giving effect to the results of the tender offer, Heico will own approximately 15,390,365 shares of Robertson-Ceco common stock, or approximately 95.5% of the total shares outstanding. Payment for the shares properly tendered and accepted will be made as promptly as practicable and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation.

Heico expects to complete the merger of Robertson-Ceco with RHH Acquisition Corp., a subsidiary of Heico, on Monday, June 19, 2000 in accordance with
Section 253 of the Delaware General Corporation Law. Pursuant to the merger, RHH Acquisition Corp. will be merged with and into Robertson-Ceco, with Robertson-Ceco as the surviving corporation. Robertson-Ceco shareholders who did not tender their shares in the tender offer will receive $11.50 cash per share in the merger. Robertson-Ceco's transfer agent, American Stock Transfer, will forward to shareholders who did not tender their shares in the tender offer detailed instructions regarding how to surrender their stock certificates in order to receive the $11.50 per share merger consideration.

Robertson-Ceco is a leading manufacturer of pre-engineered metal buildings for commercial and industrial uses.

The Heico Companies, LLC, a privately owned holding company headquartered in Chicago, owns and operates a diversified portfolio of over thirty companies. Activities include construction equipment and services, heavy machinery, materials handling, food processing, and other interests.

Contact:
         Robertson-Ceco Corporation
         Ronald D. Stevens, (925) 543-7599
                  or
         The Heico Companies, LLC
         Michael E. Heisely, Sr., (312) 419-8220